The transformation to a holding company structure described in this notice involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights or any claims you may have arising under U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities other than in connection with the transformation to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 10, 2022

To Whom It May Concern,

Company name: The Shizuoka Bank, Ltd.

Representative: Hisashi Shibata

President and COO

(Securities Code: 8355 TSE Prime)

Contact: Norimasa Yamamoto

Executive Officer and General Manager,

Corporate Planning Department

(TEL: +81-(0)54-261-3131)

Notice Regarding Transformation to a Holding Company Structure

Through a Sole-Share Transfer

The Shizuoka Bank, Ltd. (President and COO: Hisashi Shibata) (the “Bank”) had resolved, at its Board of Directors’ meeting held on September 29, 2021, to commence consideration of its transformation to a holding company structure, and released the “Notice Regarding Commencement of Consideration of Transformation to a Holding Company Structure” dated the same date. The Bank hereby announces as follows that at its Board of Directors’ meeting held this day, a resolution was adopted to transform the Bank to a holding company structure, in which the holding company Shizuoka Financial Group, Inc. (the “Holding Company”) will be the wholly-owning parent company, by means of the Bank’s sole-share transfer (the “Share Transfer”) effective as of October 3, 2022 (estimate) subject to approval at the Annual General Meeting of Shareholders scheduled for June 17, 2022 and to approval by all relevant regulatory authorities.

Please note that since the Share Transfer is the Bank’s sole-share transfer, some of the information that would otherwise be required to be disclosed is omitted below.

1. Purpose of transformation to a holding company structure through a sole-share transfer

The environment surrounding financial institutions is changing significantly, such as changes in demographics and decrease in demand for funds caused by low birth rate and population aging, and diversification of individual lifestyles and values. Recent years have also seen growing roles expected of financial institutions as companies to help resolve various social challenges, such as environmental issues and the progress of social inequality.

In light of these changes in the business environment, the Shizuoka Bank Group has enhanced its financial function to solve customers’ challenges while increasing its combined strength as a financial group, as well as developing new business fields and working on projects, such as expanding businesses in the Tokyo Metropolitan area and collaborating with entities from outside the Group’s industry.

While we have pursued sustainable growth by always keeping in mind a sound yet innovative management, we believe that we must respond even more appropriately in the future to the movement towards deregulation in banking services and to the accelerating changes in the business environment.

Based on these circumstances, the Bank has decided that it needs to transform to a holding company structure in order to build a resilient management structure which will enable the Group to further contribute to the wellbeing of all stakeholders, including the community, customers, employees, and shareholders, and to continue its sustainable growth.

By transforming to a holding company structure, the Bank intends, from a long-term perspective, to expand into new business fields that will contribute to regional growth and to further expand the existing lines of business and the customer base. The Bank is going to increase the Group’s combined strength as a problem-solving corporate group by further enhancing the group management that the Bank has worked on thus far and by increasing the presence of each group company, through balancing between unifying force (i.e., cooperation) and centrifugal force (i.e., independence and autonomy) under the Holding Company.

The Bank also plans transformation from a bank-dependent business model, by developing an environment where employees, who will actually work on those measures, will be even more proud and satisfied with their work than before, and by cultivating an organizational culture where new ideas and innovations will be generated, through promoting diversity management.

In addition, by making the Holding Company a company with audit and supervisory committee, the Bank intends to sophisticate the corporate governance from both offensive and defensive perspectives in order to make the governance structure flexible and robust in line with the expectations of stakeholders, and to create a highly objective and transparent management structure.

Please note that, since the Bank will become a wholly-owned subsidiary of the Holding Company as a result of the Share Transfer, the Bank’s shares will be delisted. The Bank’s shareholders will receive shares in the Holding Company in consideration of the Bank’s shares. It is planned that the Holding Company will submit an application for listing its shares on the Prime Market of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”). The listing date is scheduled for October 3, 2022, which is the date of registration of incorporation of the Holding Company (i.e., the effective date of the Share Transfer), although this depends on the examination by the Tokyo Stock Exchange. Therefore, it is the Bank’s policy to substantially maintain the listing of its shares.

2. Procedure for transformation to a holding company structure

The Bank plans to transform to a holding company structure through the following procedure.

[Step 1] Incorporation of the Holding Company through a sole-share transfer

The Bank becomes a wholly-owned subsidiary of the Holding Company by incorporating the Holding Company through the Share Transfer effective as of October 3, 2022.

* There will be three equity-method affiliates: Shizugin Saison Card Co., Ltd., Monex Group, Inc., and Commons Asset management, Inc.

[Step 2] Reorganization of the Group’s business companies

For the purpose of further enhancing cooperation and synergies within the Group, among other things, the incorporation of the Holding Company will be followed by reorganization of a total of five companies -- four of the Bank’s consolidated subsidiaries (Shizugin Management Consulting Co., Ltd., Shizugin Lease Co., Ltd., Shizuoka Capital Co., Ltd., and Shizugin TM Securities Co., Ltd.) and one of the Bank’s equity-method affiliates (Monex Group, Inc.) -- into the Holding Company’s directly invested companies, by such means as transferring all shares held by the Bank in these companies to the Holding Company as dividends in kind. The specific nature, method, timing, and other details of the reorganization will be announced once determined.

* There will be two equity-method affiliates: Shizugin Saison Card Co., Ltd. and Commons Asset management, Inc.

3. Outline of the Share Transfer

(1) Schedule for the Share Transfer

Record date for the annual general meeting of shareholders	Thursday, March 31, 2022
Board of Directors’ meeting to approve the share transfer plan	Tuesday, May 10, 2022
Annual general meeting of shareholders to approve the share transfer plan (estimate)	Friday, June 17, 2022 (estimate)
Date of delisting of the Bank’s shares	Thursday, September 29, 2022 (estimate)
Date of registration of incorporation of the Holding Company (effective date)	Monday, October 3, 2022 (estimate)
Date of listing of the Holding Company’s shares	Monday, October 3, 2022 (estimate)

The above schedule is subject to change due to necessity in the course of procedures for the Share Transfer.

(2) Method of the Share Transfer

The Share Transfer will take place by means of sole-share transfer in which the Bank and the Holding Company are the wholly-owned subsidiary in the share transfer and the wholly-owning parent company in the share transfer, respectively.

(3) Details of the allocation in the Share Transfer (share transfer ratio)

Company	Shizuoka Financial Group, Inc. (wholly-owning parent company in the share transfer)	The Shizuoka Bank, Ltd. (wholly-owned subsidiary in the share transfer)
Share transfer ratio	1	1

(i) Share transfer ratio

One share of the proposed Holding Company’s common stock will be allotted and issued per share of the Bank’s common stock held by its shareholders immediately before the Holding Company’s acquisition of all issued shares of the Bank as a result of the Share Transfer (the “Base Time”).

(ii) Share unit number

The Holding Company will adopt a share unit system in which the number of shares constituting one share unit is one hundred (100).

(iii) Basis of calculation of the share transfer ratio

In the Share Transfer, the single Holding Company will be incorporated as the wholly-owning parent company through a share transfer solely by the Bank, with no changes in shareholder composition between the Bank and the Holding Company at the time of share transfer. For this reason and for the primary purpose of protecting the Bank’s shareholders from any disadvantages, one share of the Holding Company’s common stock will be allotted and issued per share of the Bank’s common stock held by the Bank’s shareholders.

(iv) Results, method and basis of calculation by third-party institution

No calculation of the share transfer ratio has been undertaken by a third-party institution, since the Share Transfer involves a share transfer solely by the Bank as described in (iii) above.

(v) Number of new shares to be issued upon the share transfer (estimate)

595,129,069 shares of common stock

However, the above number of new shares to be issued by the Holding Company will change if the total number of issued shares of the Bank changes before the Share Transfer becomes effective. Similarly, if any of the Bank’s shareholders exercises the right to demand purchase of shares or if otherwise the number of the Bank’s treasury shares as of March 31, 2022 changes before the Base Time, then the number of new shares to be issued by the Holding Company may change. With respect to the treasury stock held by the Bank at the time when the Share Transfer becomes effective, one share of the Holding Company’s common stock will be allotted and issued per share of that treasury stock. This will result in the Bank temporarily holding shares of the Holding Company’s common stock. These shares will be promptly disposed of by the Bank in accordance with the provisions of applicable laws and regulations.

(4) Matters concerning share acquisition rights and bonds with share acquisition rights related to the Share Transfer

With respect to share acquisition rights (including those attached to bonds with share acquisition rights) issued by the Bank, each holder of share acquisition rights of the Bank will be issued and allotted share acquisition rights of the Holding Company on equal terms with, and in the same number as, the share acquisition rights of the Bank held by the holder.

The Holding Company will succeed to the obligations associated with bonds with share acquisition rights issued by the Bank. The Bank will provide guarantee for those obligations.

(5) The Holding Company’s new listing

The Bank plans to submit an application for new listing (technical listing) on the Prime Market of the Tokyo Stock Exchange of shares of the Holding Company to be newly incorporated, with the date of listing scheduled for October 3, 2022. Since the Bank will become a wholly-owned subsidiary of the Holding Company as a result of the Share Transfer, the Bank will be delisted on the Prime Market of the Tokyo Stock Exchange on September 29, 2022, prior to the Holding Company’s listing.

The date of delisting is subject to change as it will be determined pursuant to the applicable rules of the Tokyo Stock Exchange.

4. Overview of the companies that are parties to the Share Transfer

(As of March 31, 2022)

(1) Name	The Shizuoka Bank, Ltd.
(2) Location	1-10, Gofukucho, Aoi-ku, Shizuoka-shi
(3) Name & title of representative	Hisashi Shibata, President and COO
(4) Description of business	Banking
(5) Capital	90,845 million yen
(6) Date of incorporation	March 1, 1943
(7) Number of issued shares	595,129,069 shares
(8) Fiscal year end	March 31
(9) Major shareholders and shareholding ratios

The Master Trust Bank of Japan, Ltd. (trust account)

Nippon Life Insurance Company

Meiji Yasuda Life Insurance Company

Custody Bank of Japan, Ltd. (trust account)

Sumitomo Life Insurance Company

MUFJ Bank, Ltd.

The Dai-ichi Life Insurance Company, Limited

STATE STREET BANK WEST CLIENT-TREATY 505234

DAIICHI SANKYO COMPANY, LIMITED

Suzuki Motor Corporation

			15.66% 5.27% 5.16% 4.38% 2.31% 2.10% 2.04% 1.75% 1.59% 1.24%
(10) Business results and financial conditions for the past three years		(in millions of yen)
Fiscal year	FY ended March 2020	FY ended March 2021	FY ended March 2022
Consolidated net assets	992,794	1,105,378	1,088,247
Consolidated total assets	12,542,772	14,075,848	14,918,227
Consolidated total assets per share (yen)	1,727.10	1,922.55	1,925.98
Consolidated ordinary income	229,295	230,787	241,600
Consolidated ordinary profit	54,582	63,349	54,219
Net profit attributable to owners of parent	38,703	43,638	41,635
Consolidated net income per share (yen)	67.19	76.02	73.27
Dividend per share (yen)	22.00	25.00	26.00

5. Overview (Estimate) of the Holding Company (wholly-owning parent company) to be newly incorporated through the Share Transfer

(1) Name	Shizuoka Financial Group, Inc.
(2) Location	1-10, Gofukucho, Aoi-ku, Shizuoka-shi
(3) Representative and officers scheduled to take office	Chairman (Representative Director)	Katsunori Nakanishi	(Currently Chairman & CEO of Shizuoka Bank)
	President & CEO (Representative Director)	Hisashi Shibata	(Currently President & COO of Shizuoka Bank)
	Director	Minoru Yagi	(Currently Deputy President & CFO of Shizuoka Bank)
	Director	Yutaka Fukushima	(Currently Director & Senior Executive Officer of Shizuoka Bank)
	Director	Kumi Fujisawa	(Currently Outside Director of Shizuoka Bank)
	Director	Kazutoshi Inano	(Currently Outside Director of Shizuoka Bank)
	Director (Audit & Supervisory Committee Member)	Koichi Kiyokawa	(Currently Director & Senior Executive Officer of Shizuoka Bank)
	Director (Audit & Supervisory Committee Member)	Motoshige Ito	(Currently Outside Director of Shizuoka Bank)
	Director (Audit & Supervisory Committee Member)	Kazuto Tsubouchi	(Currently Outside Director of Shizuoka Bank)
	Director (Audit & Supervisory Committee Member)	Naomi Ushio	(Currently Outside Audit & Supervisory Board Member of Shizuoka Bank)

Note1: Of the directors, Ms. Kumi Fujisawa, Mr. Kazutoshi Inano and of the directors (Audit & Supervisory Committee members), Mr. Motoshige Ito, Mr.Kazuto Tsubouchi, and Ms. Naomi Ushio, are Outside Directors as defined in Article 2, item (xv) of the Companies Act.

Note2: With regard to Ms. Kumi Fujisawa, the Director, her name in the domiciliary register is Kumi Tsunoda, whereas the name “Kumi Fujisawa” is used for professional purposes only.

(4) Description of business

(i)     Business administration of banks and of companies whose ownership the Company is permitted by the Banking Act to acquire;

(ii)    Any and all businesses incidental or relating to the business set forth in the preceding item; and

(iii)   Any other businesses which a bank holding company is permitted by the Banking Act to engage in other than those set forth in the preceding two items.

(5) Capital	90,000 million yen
(6) Fiscal year end	March 31

6． Overview of accounting treatment of the Share Transfer

The Share Transfer will have no impact on the Bank’s profit or loss since it is a “transaction under common control” in business accounting.

7. Future prospects

The Bank will become a wholly-owned subsidiary of the Holding Bank through the Share Transfer. As a result, the Bank’s performance will be reflected in the consolidated performance of the Holding Company as the wholly-owning parent company of the Bank. The impact of the Share Transfer on the Bank’s performance will be minor.

End

(Reference) Current consolidated earnings forecast (as published on May 10, 2022) and previous consolidated results

	Ordinary profit	Net profit attributable to owners of parent	Earnings per share
Current earnings forecast (FY ended March 2023)	million yen 76,000	million yen 54,000	yen sen 95.71
Previous results (FY ended March 2022)	54,219	41,635	73.27